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SEC Mail Processing

MAR 03 2025

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52141

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Sidoti & Company, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1177 Avenue of the Americas Floor 5

(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Howard S. Fischer	917-816-3088	hfischer@sidoti.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Nawrocki Smith LLP

(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580	Hauppauge	NY	11788
(Address)	(City)	(State)	(Zip Code)

03/04/2009	3370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter T. Sidoti, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Sidoti & Company, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIQUE ROMERO
NOTARY PUBLIC, STATE OF NEW YORK
No. 01RO6308967
Qualified in New York County
My Commission Expires 8/4/2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SIDOTI & COMPANY, LLC

CONTENTS

NawrockiSmith
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Sidoti & Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sidoti & Company, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Sidoti & Company, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on Sidoti & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sidoti & Company, LLC's auditor since 2023.

Hauppauge, New York
February 26, 2025

Nawrocki Smith LLP

SIDOTI & COMPANY, LLC

FINANCIAL STATEMENT
(WITH REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON)

DECEMBER 31, 2024

SIDOTI & COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS		
Cash and cash equivalents	$	3,550,043
Research fees receivable		192,148
Investment banking fees receivable		72,025
Property and equipment, net		25,849
Due from Sidoti Events, LLC		435,921
Prepaid expenses		162,409
Total Assets	$	4,438,395
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	389,605
Bonuses payable		650,000
Commissions payable		29,164
Deferred research revenue		552,250
Total liabilities		1,621,019
Member's equity		2,817,377
Total Liabilities and Member's Equity	$	4,438,395

See accompanying notes to financial statement

1. Nature of business and summary of significant accounting policies

Nature of Business

Sidoti & Company, LLC (the "Company") is a Delaware single member limited liability company formed on March 1, 1999. The Company's principal business activities are performing financial research and analysis, acting as a broker-dealer of securities, and engaging in investment and financing activities. The Company is a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of both the Financial Industry Regulatory Agency ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company operates as an introducing broker and does not hold funds or securities for, or owe money or securities to customers, and does not carry accounts for customers. The Company is wholly-owned by Sidoti Holding Company LLC, a Delaware limited liability company ("Holding LLC" or the "Parent"), formed on March 1, 1999.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company considers investments in money market accounts, including money market mutual funds, to be cash equivalents.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation and amortization. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives as follows:

Asset	Estimated Useful Life
Office equipment and computer software costs	3 – 5 years
Furniture and fixtures	7 years
Leasehold improvements	Lease term

1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

The Company accounts for revenue under the provisions of ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). ASC 606 creates a single framework for recognizing revenue from contracts with customers that fall within its scope. Substantially all of the Company's services fall within the scope of ASC 606 and revenue is thus recognized as the Company satisfies its obligation to the customer in an amount that reflects the consideration to which the Company expects to receive in exchange for those goods or services.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Credit Losses

The Company evaluates credit losses under the guidance of *FASB ASC 326 Financial Instruments — Credit Losses*. The Company measures all expected credit losses for financial assets measured at amortized cost based on historical experience, current conditions, and reasonable and supportable forecasts as opposed to delaying recognition until the loss was probable of occurring.

Investment Banking Fees Receivable

The Company carries its investment banking fees receivable at cost less an allowance for credit losses. Upon inception, the Company evaluates its investment banking fees receivable and establishes an allowance for credit losses if necessary, based on a history of past write-offs and collections and current credit conditions. At December 31, 2024, the Company had an investment banking fees receivable of $72,025. No allowance for credit losses was deemed necessary.

Research Fees Receivable

Research fees receivable is comprised of receivables from the Company's research transactions, including the sale of Company Sponsored Research. At December 31, 2024, the Company had $192,148 in Research fees receivable. No allowance for credit losses was deemed necessary.

Due from Sidoti Events, LLC (and the associated Expense Sharing Agreement with the Company)

In October 2022, the Parent formed a new wholly-owned subsidiary, Sidoti Events, LLC ("Events"), which as of January 1, 2023 began running the non-regulated investor conferences previously hosted by the Company (Events and the Company are affiliates by virtue of common ownership). Events utilizes the personnel, systems, and facilities of the Company in order to provide conference services. Accordingly, on January 1, 2023, the Company entered into an Expense Sharing Agreement ("ESA") with Events, as amended on August 19, 2024, whereby Events reimburses the Company for the use of such personnel, systems and facilities based on an estimate of Events' revenue as a percentage of the Parent's revenue (the "ESA Ratio"). At December 31, 2024, Events owed the Company $435,921 pursuant to the ESA, which amount is set forth on the Company's Statement of Financial Condition under the caption Due from Sidoti Events, LLC.

1. Nature of business and summary of significant accounting policies (continued)

Leases

The Company accounts for leases under ASC 842, Leases. ASC 842 establishes a right-of-use ("ROU") model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition on the statement of income. As of December 31, 2024, the Company had no remaining Right-of-Use assets or associated operating lease liabilities with respect to Right-of-Use assets.

Income Taxes (Due to Parent)

The Company is a single member limited liability company and, therefore, does not record a provision for federal and state income taxes. Accordingly, Holding LLC reports the Company's income or loss on its income tax returns. Holding LLC is subject to New York City unincorporated business tax ("UBT") and the Company reimburses Holding LLC for taxes incurred and attributable to the Company's income, which is reported in Holding LLC's tax return. The UBT is calculated using currently enacted laws and rates and is reflected on the statements of income of the Company using the separate return method; in accordance with GAAP. GAAP requires the consolidated current and deferred tax expense (benefit) for a group that files a consolidated tax return to be allocated among the members of the group when those members issue separate financial statements. At December 31, 2024, the Company reported UBT expenses in the Statement of Income of $12,002 under the caption Local Income Taxes and but had no related "Due to Parent" liability on the Company's Statement of Financial Condition as of year-end.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Holding LLC files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, Holding LLC is no longer subject to income tax examinations by major taxing authorities for years before 2021. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

2. Contract Assets and Liabilities

Information on Remaining Performance Obligations

The Company's remaining performance obligations relate entirely to Company Sponsored Research Income and are expected to be recognized within 12 months or less as of December 31, 2024. Such performance obligations amounted to $552,250 as shown under the caption Deferred research revenue on the Company's Statement of Financial Condition.

Contract Balances

The timing of the Company's revenue recognition may differ from the timing of payment by its customers. The Company records a receivable when revenue is recognized prior to payment and it has an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, the Company records deferred revenue until the performance obligations are satisfied.

The Company had receivables related to revenues from contracts with customers of $264,173 at December 31, 2024. It expects to collect the entirety of these receivables during 2025. On January 1, 2024, the Company had receivables related to revenues from contracts with customers of $445,359. There were no related receivable write-offs during the year ended December 31, 2024. In 2024, the Company's deferred revenue of $552,250 relates to upfront CSR payments where the performance obligation has not yet been satisfied. For the year ending December 31, 2024, the Company recognized substantially all of the $504,000 in revenue that was deferred as of January 1, 2024.

Contract Costs

The Company capitalizes costs to fulfill contracts associated with investment banking advisory engagements where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized cost to fulfill a contract are recognized at the point in time that the related revenue is recognized, which at times may involve a good faith estimate of the relevant costs prior to settlement.

At December 31, 2024, the Company did not have any capitalized costs to fulfill contracts, which would be recorded as Prepaid Expenses in the Company's Statement of Financial Condition. As a result, no significant impairment charges were recognized in relation to any capitalized costs during the year ended December 31, 2024.

3. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company's net capital was $1,880,871 which was $1,772,803 in excess of its minimum requirement of $108,068.

4. Commitments

Contractual Obligations

The Company is obligated under various contracts and licensing agreements for their database management systems, certain data services and telephonic/internet-related lines and services, which expire in 2025. The Company is also obligated under various contracts for certain data services on a year-to year basis. Expenses under these agreements for the year ended December 31, 2024 were $71,646.

The approximate future minimum contractual commitments under the terms of the agreements, as of December 31, 2024, are approximately as follows (of which a portion represented by the ESA Ratio will be reimbursed to the Company by Events):

Year Ending December 31,	
2025	$176,507

Beginning in September 2020 and June 2023, the Company entered into a membership agreement to occupy office space in a co-working facility in New York City and Delray, Florida, respectively, each on a month-to-month basis. In 2024 it also opened and months later subsequently closed a Dallas, TX office subject to a similar membership agreement.

5. Off-balance-sheet risk and concentrations of credit risk

The Company maintains principally all its cash and cash equivalents in three financial institutions, which generally exceed the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"), or in the case of its money market mutual fund holdings, the Securities Investor Protection Corporation ("SIPC"). The Company's exposure is solely dependent upon daily bank and brokerage account balances, and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2024, amounts of cash and equivalents held in the aggregate (excluding money market mutual funds) were in excess of FDIC insured limits by $896,336. Holdings of money market mutual funds was in excess of SIPC insured limits at such date by $1,907,718.

6. Property and equipment

Details of property and equipment at December 31, 2024 are as follows:

Office equipment	$	129,905
Computer software		37,370
		167,275
Less accumulated depreciation and amortization		141,426
	$	25,849

For the year ended December 31, 2024, depreciation expense for plant, property and equipment was $20,678.

7. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC by operating in reliance on Footnote 74 to SEC Release 34-70073, dated July 30, 2013, as discussed in Q&A 8 of the related FAQ issued by the SEC staff on April 4, 2014.

8. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2024, the Company elected not to make a contribution.

9. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment — brokerage services. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company's Chief Executive Officer makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents its financial results. The nature of business and accounting policies of its on segment, brokerage services, are the same as described in the organization and nature of business and summary of significant accounting policies.

10. Contingencies

In management's opinion, as of the date of this report, the Company is not engaged in any legal proceedings which individually or in the aggregate are expected to have a materially adverse effect on the Company's results or financial condition.

11. Due to Parent

As of December 31, 2024, the Company was not indebted to the Parent for Unincorporated Business Taxes. There are no significant transactions or expense sharing arrangements among the Company and the Parent.

12. Management's Evaluation of Subsequent Events

The Company evaluates events that have occurred after the balance sheet date of December 31, 2024, through the date which the financial statements were issued and noted no matters that required recognition or disclosure in this financial statement.